BRIAN J. BOHUNICKY

(813) 286-7900

bbohunicky@oragenics.com

December 20, 2011

Via Edgar

Jeffrey Riedler, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.
Form 10-K for Fiscal year ended December 31, 2010
File No. 001-32188

Dear Mr. Riedler:

Set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated December 13, 2011, with respect to Oragenics’ Form 10-K (001-32188). For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

1.	We note your response to prior comment 1. Please provide an expanded legal analysis as to why your promissory note with KFLP would not be considered payment for property or services such that Christine Koski and Robert Koski would not be considered independent directors under NASDAQ Marketplace Rule 5605(a)(2)(D).

Response:

The Company previously stated in its prior response to the Staff that it believed that payments under the promissory note would not constitute payment by the Company for property or services under NASDAQ Marketplace Rule 5605(a)(2)(D). This statement was based on the exception under subsection (i) of such Marketplace Rule for “(i) payments arising solely from investments in the Company’s securities;”.

Jeffrey Riedler

Securities and Exchange Commission

December 15, 2011

The Company believes the issuance by the Company of the promissory note to the KFLP is part of an investment by the KFLP in debt securities of the Company and since any payments associated or connected therewith would arise solely from such investment, the Company believes that it falls within the exception from not being considered payment for property or services provided by 5605(a)(2)(D)(i) noted above.

*    *    *    *    *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 286-7900.

Sincerely,

/s/ Brian J. Bohunicky
Brian J. Bohunicky, Chief Financial Officer